URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of May, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A. Publicly Held Company CNPJ/MF 60.643.228/0001-21 NIRE 35.300.022.807	ARACRUZ CELULOSE S.A. Publicly Held Company CNPJ/MF 42.157.511/0001-61 NIRE 32.300.025.897

MATERIAL EVENT NOTICE

(a free translation from the document in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

In compliance with CVM Instruction 358/02 and in the context of the corporate restructuring of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) announced in the material event notice of January 20, 2009, and given the considerations set forth in item 4 of such material event notice, management of VCP and ARACRUZ CELULOSE S.A. ("Aracruz") hereby announce that Special Shareholders' Meetings (Assembleia Geral Extraordinária) for each of the companies have been called, so that common shareholders of VCP may vote on the conversion of VCP preferred shares into VCP common shares, and common shareholders of Aracruz may vote on the conversion of Aracruz Class A preferred shares and Class B preferred shares into Aracruz common shares.

Management of VCP and Aracruz further inform that, in compliance with Law 6,404/76, Special Meetings of Preferred Shareholders (Assembleia Especial de Titulares de Ações Preferenciais) for each of the companies have also been called, so that preferred shareholders of VCP may vote on the conversion of VCP preferred shares into VCP common shares, and preferred shareholders of Aracruz may vote on the conversion of Aracruz Class A preferred shares and Class B preferred shares into Aracruz common shares.

The ratio of conversion of VCP preferred shares into VCP common shares and of Aracruz preferred shares into Aracruz common shares will be, in each case, one preferred share for 0.91 common share of each company, respectively.

In addition, if the conversion of Aracruz preferred shares into Aracruz common shares is approved, the newly-issued Aracruz common shares will not be eligible for the VCP mandatory change of control tender offer for shares of Aracruz common stock announced in the material event notice dated March 31, 2009 that is currently being reviewed by the CVM.

São Paulo, May 15, 2009

Aracruz, May 15, 2009

Votorantim Celulose e Papel S.A. Paulo Prignolato Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer

The common shares of VCP and Aracruz that may be distributed to the holders of preferred shares (including  preferred shares in the form of ADRs) of both companies  in connection with the conversions referred to in this notice have not been registered with the Securities and Exchange Commission. The conversions referred to in this notice are being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended.

Any other transactions involving offers of securities or offers to buy securities referred to in this notice may not, and will not, be carried out in the United States absent registration or an exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: May 15, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer